Exhibit 99.3

. MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 013YTE 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold CPUQC01.E.INT/000001/i1234 Form of Proxy - Annual and Special Meeting to be held on May 1, 2015 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the internet, DO NOT mail back this proxy. Voting by mail, courier or hand delivery is the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. To Vote Using the Telephone . To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically, by visiting www.etree. ca/transcanada. When you register for electronic documents a tree will be planted on your behalf. . Security Class 123 C1234567890 X X X Holder Account Number To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 1-866-732-VOTE (8683) Toll Free 1. Throughout this document TransCanada means TransCanada Corporation and you and your mean the holder of common shares of TransCanada Corporation. 2. You have the right to appoint anyone to attend and act on your behalf at the meeting (proxyholder) – the person does not need to be a TransCanada shareholder. If you wish to appoint a person other than the management nominees listed in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse). 3. If the shares are registered in the name of more than one owner (for example joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. For securities registered in the name of a corporation, estate, trust or minor, an authorized offi cer or attorney must sign this form and state his or her signing capacity or position. This person may also have to provide proof that he or she is authorized to sign. 4. This form of proxy should be signed in the exact manner as the name appears on the proxy. 5. If this form of proxy is not dated, it will be deemed to be dated the date this form was received by or on behalf of us. 6. The shares represented by this form of proxy will be voted as you direct, however, if you do not make a direction in respect of any matter, this proxy will be voted as recommended by management. 7. If there are any amendments to the items of business identifi ed in the Notice of annual and special meeting of shareholders or any other matters that properly come before the meeting, your proxyholder has the discretion to vote as he or she sees fi t; in each instance, to the extent permitted by law, whether or not the amendment or other item of business that comes before the meeting is routine or contested. 8. This proxy should be read in conjunction with the Notice of annual and special meeting of shareholders, and the Management information circular. 9. Proxies are counted and tabulated by Computershare, TransCanada’s transfer agent, in such a manner as to ensure the votes are kept confi dential, except: (a) as required by law, (b) if there is a proxy contest, or (c) if there are written comments on the form of proxy. 10. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The chair of the meeting may waive or extend the proxy cut-off without notice. Proxies submitted must be received by 12:00 pm, Eastern Daylight Time, on April 29, 2015. If the meeting is postponed or adjourned, we must receive your proxy at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting. Notes to proxy • Smartphone? Scan the QR code to vote now.

. TRPQ 013YUG 99999999999 MR SAM SAMPLE 123 C1234567890 XXX 9 X X 0 5 2 0 7 8 Fold Fold Appointment of Proxyholder as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fi t) and all other matters that may properly come before the Annual and Special meeting of TransCanada Corporation to be held at the BMO Centre, located on the corner of 13th Avenue and 3rd Street S.E., Calgary, Alberta in the Palomino Rooms A - E, on Friday, May 1, 2015 at 10:00 a.m. (Mountain Daylight Time) and at any adjournment thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. If you wish to appoint someone to act as your proxyholder, other than the management nominees listed in this form of proxy, print the name of the person you are appointing as your proxyholder in the box to the right: I/We, being shareholder(s) of TRANSCANADA CORPORATION hereby appoint: S. Barry Jackson, Chair, or failing him Russell K. Girling, President and CEO, or failing him Christine R. Johnston, Vice-President, Law and Corporate Secretary OR Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by management. 2. Appointment of Auditors Resolution to appoint KPMG LLP, Chartered Accountants as auditors and authorize the directors to fi x their remuneration. Withhold For As always, you can access TransCanada reports online at www.transcanada.com Interim Financial Documents In accordance with securities regulations, shareholders may elect annually to receive interim fi nancial statements and management’s discussion and analysis, if they so request. If you wish to receive interim fi nancial statements and management’s discussion and analysis, please mark this box: Annual Financial Statements and Annual Reports As a registered shareholder you will receive annual fi nancial statements, management’s discussion and analysis relating to annual fi nancial statements, and annual reports. If you DO NOT want to receive these materials, please mark the box. If you do not mark the box, you will continue to receive these materials. AR2 1. Election of Directors Withhold For 04. Russell K. Girling 08. Mary Pat Salomone Withhold For 03. Paule Gauthier 07. John Richels 11. Richard E. Waugh Withhold For 02. Derek H. Burney 06. Paula Rosput Reynolds 10. Siim A. Vanaselja Withhold For 01. Kevin E. Benson 05. S. Barry Jackson 09. D. Michael G. Stewart The proxy is solicited by and on behalf of the management of TransCanada. This form of the proxy, when properly executed, confers discretionary authority with respect to amendments to the matters identifi ed in the Notice of annual and special meeting of shareholders or other matters which properly come before the meeting and the replacement of any nominee identifi ed above if such nominee becomes unable or unwilling to serve. Management knows of no such amendments, replacements or other matters. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for. Where the person whose proxy is solicited specifi es a choice with respect to any matter to be voted upon, the shares shall be voted in accordance with the choice so made. If no choice is specifi ed, the shares represented by this proxy will be voted as recommended by management. MM / DD / YY k Date Signing Capacity (if applicable) Against For 3. Advisory Vote on Executive Compensation Resolution to accept TransCanada Corporation’s approach to executive compensation, as described in the accompanying Management information circular. 4. Amendment to the Articles Special resolution to amend the Articles of TransCanada Corporation to reduce the minimum number of directors to 8 and the maximum number of directors to 15, as described in the accompanying Management information circular. 5. Amendments to By-law Number 1 Resolution confi rming the amendments to By-law Number 1 of TransCanada Corporation, as described in the accompanying Management information circular. Signature(s)